Mail Stop 3561

August 3, 2007

Lynelle P. Kirby, President
Ulta Salon, Cosmetics & Fragrance, Inc.
1135 Arbor Drive
Romeoville, IL 60446

> **Re:** **Ulta Salon, Cosmetics & Fragrances, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 6, 2007**
> **File No. 333-144405**

Dear Mr. Kirby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

3. Please file all required exhibits, such as your underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Front Cover of Prospectus

4. We note that you have listed six underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

Prospectus Summary, page 1

5. We note your statement that the prospectus summary highlights information and that it might not contain all the information that is important to an investor. However, the prospectus summary should highlight all material information for an investor. Please revise your disclosure language accordingly.

6. Please provide support for the qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your assertion that you are "the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and services in the United States." In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.   See the following additional examples:

*   Your statement that you "pioneered this unique combination of beauty superstore and specialty store attributes that focuses on all aspects of how women prefer to shop for beauty," on pages 2 and 53, followed by the CEW and ICSC recognitions;
*   Your reference to the $75 million beauty products and salon services industry and your indication that you are the "only retailer to offer an off-mall, service-oriented specialty retail concept…" on page 3;
*   Your statement that you "offer the widest selection of categories across prestige and mass cosmetics, fragrances, haircare, skincare, bath and body products and salon styling tools," on page 52;
*   Your statement that you offer a "compelling value proposition to [y]our customers across all of [y]our product categories," on page 61; and
*   Your indication that the "market for salon services and products is highly fragmented, with over 350,000 salons in the United States, approximately 75% of which have less than four employees," on page 66.

7. In an appropriate place in the prospectus, please revise your discussion to explain some of the terminology you use to describe your business. For example, you describe your retail locations as being located in "power centers" and "lifestyle centers" but you do not explain what you mean by these terms. See also, your reference to "planograms" and "POS data."

8. We note that you have provided repetitive disclosure. For example, your disclosure "Our Value Proposition" on page 1 is identical to your disclosure on page 52 and your disclosure "An Off-Mall Location" on page 1 is identical to your disclosure on page 52. The note to Rule 421(b) in Regulation C states that you should avoid repetitive disclosure that increases the size of the prospectus but does not enhance the quality of the information. Mere repetition of the same language or ideas does not enhance the quality of the disclosure in your prospectus. Accordingly, revise the summary to highlight each item of key information one time, and include a more complete description of each item only once in the body of your prospectus.

9. In your discussion of your competitive strengths, you refer to the "emotional connection" that your unique retail shopping experience reinforces. In an appropriate place in this prospectus, please explain what you mean by this.

The Offering, page 5

10. We note your indication here that shares of your preferred stock will convert and be redeemed into common stock upon consummation of this offering. In an appropriate place in this prospectus, please provide additional details regarding the terms of conversion and redemption, including the price and number of shares that will be issued upon redemption and how the redemption will be financed.

Risk Factors, page 8

Any significant interruption in the operations of our distribution and order fulfillment infrastructure could disrupt our ability to deliver our merchandise…, page 10

11. We note your indication that you maintain business interruption and property insurance which mitigates the risk that you describe. If the real risk you are trying to describe is that you may have insufficient insurance coverage for this risk, please revise the heading and text of this risk factor accordingly. Otherwise, it appears that the risk you describe is not a material risk and should be deleted. This comment also applies to aspects of the risk factors entitled "If we are unable to protect our intellectual property rights, our ability to compete could be harmed…" and "If our manufacturers are unable to produce our ULTA branded products on time…"

Any significant interruption in the operations of our distribution and order…, page 10

12. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- Any material disruption of our information technology systems …, page 10
- A decline in general economic conditions…, page 11
- A reduction in traffic to anchor stores…, page 12
- If we fail to maintain the value of our brand, our sales are likely to decline…, page 13
- Increases in the demand for, or the price of, raw materials …, page 16
- We may need to raise additional funds to pursue our growth strategy…, page 17

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Union activity at third-party transportation companies…, page 11

13. Please ensure that your risk factors provide the information investors need to assess the magnitude of the risk. For example, in this risk factor, you indicate that "*some* of these third parties" and that "*[a]ttempted* labor organizing activities" could result in lost sales or reduced demand (emphases added). Explain why these situations would have a material adverse effect on the company otherwise it would appear that these risks are speculative and do not constitute material risks of which investors should be made aware.

We as well as our vendors, are subject to laws and regulations that could require us to modify our current business practices…, page 15

14. Please revise to present this risk in more concrete and specific terms. For example, you say that you are subject "to numerous laws and regulations, including labor and employment and taxation laws to which most retailers are typically subject." This does not explain what risk is involved in being subject to such laws and regulations nor does it describe the risk as it specifically relates to your business. So investors can better understand this risk, clearly explain the risk and how the risk relates to you.

<u>Our secured revolving credit facility could limit our operational flexibility, page 17</u>

15. Some of your subheadings do not fully describe the risk disclosed in the text. For example, this subheading does not clearly describe the risk you are trying to disclose or, in this case, that your credit facility contains covenants that restrict your ability to take certain actions. Please revise.

<u>We do not anticipate paying dividends on our capital stock in the foreseeable future, page 21</u>

16. Ensure that the disclosure in each risk factor you include actually describes a real risk. For example, in this risk factor, you appear to be merely stating a fact about the company, as opposed to describing a risk associated with an investment in your securities. Please revise or remove this risk.

<u>We did not register our stock options under the Securities Exchange Act…, page 21</u>

17. Please revise the title and the body of this risk factor to reflect that you were required to register the stock options not that you "may" have been required to do so. In this regard, refer to SEC Release No. 34-56010, where the staff indicates that an issuer meeting the conditions of Exchange Act Section 12(g) is required to register the class of options, unless an exemption is available.

<u>Use of proceeds, page 24</u>

18. We note your indication here that the net proceeds from the offering will be used to pay accumulated dividends in arrears on your preferred stock. Please revise to discuss what the total amount of accumulated dividends in arrears amounts to and whether or not the net proceeds from this offering will satisfy all amounts due. If not, disclose whether or not this will impact the terms of the conversion and redemption of such preferred stock, as is contemplated at the consummation of this offering.

<u>Selected consolidated financial data, page 29</u>

19. In footnote 7 on page 31 you disclose that the Series III preferred stock is presented in the mezzanine section of your balance sheet. Please consider adding a brief explanation of what that means since all readers may not be familiar with the term mezzanine.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

20. We note your discussion of "Key Trends" on page 57. Please expand your MD&A to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure that from 1999 to 2006 you have delivered increases in net income at a compounded annual growth rate of 51.6 %. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and

- risks in short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350.

21. The basis of presentation section of management's discussion and analysis discusses the types of items included in pre-opening expenses; however, it appears that remodeling expenses are also included in the pre-opening line item. Please revise the disclosure on page 35 or advise.

22. In discussing quarterly results of operations we understand some three month periods contain 13 weeks and some 14 weeks. Please revise the column headings, or other disclosure, to clarify for a reader the actual length of each period.

23. With respect to the discussion of gross profit for the first quarter in fiscal 2007 you indicate that the primary cause was planned accelerated depreciation. Please revise to indicate if this accelerated depreciation will have a known continuing impact, or if it is a temporary condition.

24. Please revise the last sentence of the first quarter fiscal 2007 selling, general, and administrative discussion to indicate that the decrease relates to the percentage of sales, not to an overall decrease. Also, please explain to us in greater detail what operational change took place, or if no such change, how the amount of advertising expensed is in accordance with generally accepted accounting principles.

Liquidity and capital resources, page 43

25. Please revise your discussion to elaborate upon how you plan to finance your capital expenditures for new stores, particularly in light of your disclosure elsewhere that your growth strategy involves increasing your store base. In this regard, explain whether you plan to grow at the same rate as you have historically.

26. You mention here that you typically have payment terms with your vendors. Revise to elaborate upon those payment terms and how they contribute to your liquidity.

Critical accounting policies and estimates, page 48

27. We note your discussion of inventory valuation. Please supplement your discussion by providing quantitative analysis. Disclose the amount of valuation adjustments you have made each year and discuss the reasons for any significant changes.

28. We note your discussion of vendor allowances. The critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Expand your disclosure to more specifically discuss either the significant estimates involved in your accounting for vendor allowances or the alternative accounting treatment that was permitted under GAAP. Provide a quantitative analysis by disclosing the amount of allowances received each year and the reasons for significant changes from year to year.

29. We note your discussion of operating leases. The critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Expand your disclosure to more specifically discuss either the significant estimates involved in your accounting for operating leases or the alternative accounting treatment that was permitted under GAAP. Provide a quantitative analysis by disclosing the amounts included in either your statement of operations or in your balance sheet that involve managements' estimates.

30. We note your discussion of revenue recognition and sales returns. Disclose in more detail your policies regarding gift card breakage. Disclose the amount of income you have recorded in each period related to gift card breakage. Provide a quantitative analysis of sales return reserves by disclosing the amounts you have reserved in each period presented and the reasons for significant changes from year to year.

31. We note your discussion of self insurance. Disclose whether your reserves include a liability for claims incurred but not reported. Disclose the amount of the stop loss limits. Provide a quantitative analysis by disclosing the amount of the reserves at the end of each

period, the amount of reserves added and utilized during each period, and the reasons for significant changes.

32. We note your discussion of impairment of long-lived assets. Disclose whether you have recorded any impairment in any of the periods presented. If you have recorded impairments, disclose the amount of impairments recorded and provide a brief narrative discussion as to the facts and circumstances involved and the assumptions and estimates used in calculating the impairment. Clarify your disclosures by noting that you are discussing long lived tangible assets.

33. We note your discussion of stock-based compensation. Expand your disclosure to more specifically discuss the significant estimates involved in your accounting for stock based compensation. Provide a quantitative analysis by disclosing the amount of expense recorded in each period and the reasons for significant change. Provide a sensitivity analysis showing how the expense recorded would have materially changed had there been a specified change in an estimate used in calculating the fair value of an option award at the time of grant.

34. We note your discussion of income taxes. Expand your disclosure to more specifically discuss either the significant estimates involved in your accounting for income taxes or the alternative accounting treatment that was permitted under GAAP. In that regard please highlight for us those areas of the tax provision that involved significant management judgment or estimates, the basis for your estimate, the impact on the statement of operations as well as a sensitivity analysis showing the impact on your statement of operations given a specified change in the parameters of your estimate. Also, provide a quantitative analysis by disclosing the amount of allowances for deferred tax assets and the reasons for significant changes from year to year.

Business, page 52

Overview, page 53

35. Revise to elaborate upon the multi-year strategy you embarked upon "to understand and embrace what women want in a beauty retailer." In doing so, please explain whether the strategy you have embarked upon is still underway and describe what steps were taken to execute upon the strategy.

36. In an appropriate place in this discussion, revise to discuss the composition of your revenues. Specifically, disclose how much of your revenues are derived from salon services as compared to sales of merchandise.

Growth Strategy, page 55

37. We note here and on page 59 that you make reference to expanding to 1,000 retail stores. We note that, as of 2006, you have a total of 196 stores and that you opened 31 stores in 2006 and that you hope to open 45 stores in fiscal 2007. It appears that, at best, this would result in a total of 241 stores by the end of fiscal 2007. Please expand your disclosure to further explain the basis of your belief that you have an opportunity and, presumably, the ability, to expand to 1,000 stores and elaborate upon what you mean when you refer to "long-term." In addition, provide the reader with indications of the likelihood of achieving this goal, when you expect to achieve this goal, and the elements of the strategy to achieve the goal.

38. We note your references to studies published by Kline & Company, NPD and a survey by American Express, among other third parties. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. You must also file as an exhibit, the author's consent to be named in the registration statement.

Stores, page 59

39. You indicate here that your new stores generally are profitable by the end of their first year of operation. Revise to elaborate upon this statement to indicate, generally, how profitable they are and quantify, where possible.

Merchandising, page 61

40. In your discussion of vendor relationships, please revise to elaborate upon the top ten vendors you utilize and who represent 35% of your total annual purchases.

Management, page 68

Executive Officers and Directors, page 68

41. For Messrs. Defforey, Eck, Lebow and Sisteron, please revise your disclosure to describe the type of business conducted by each company in which they are currently affiliated, if not clear from the business name. Clarify, for example, the business conducted by GRP.

Board of directors composition, page 71

42. We note your indication that a majority of your board of directors will satisfy the current independence requirements of the NASDAQ Global Select Market upon consummation of this offering. Please revise to identify those persons who will satisfy this requirement, pursuant to Item 407(a) of Regulation S-K.

Compensation discussion and analysis, page 73

43. We note that you attempt to set compensation "by benchmarking against other comparable businesses…" Please revise to identify the benchmark and its components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

44. We note your disclosure that the compensation committee of the board of directors administers the compensation of your executive officers. Please consider, to the extent material, revising your disclosure to discuss the role of your executive officers in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

Annual bonuses, page 74

45. Clarify your disclosure here to indicate whether Mr. Bodnar was subject to the same performance targets as Ms. Kirby and Mr. Barkus for fiscal 2006. Further, for all three persons, if known, please revise to disclose what targets you have established for fiscal 2007 annual bonuses. Please also discuss whether the compensation committee will have any discretion in granting these awards in the event the targets are either not achieved or exceeded.

Stock options, page 75

46. We note that you discuss here that the compensation committee "assessed the potential value that it thought [such] options would deliver…over a period of years based on its assumptions as to the growth in the value of [y]our common stock." Revise to disclose the assumptions, including quantifiable data, that were taken into account in granting such awards and how the timing of the grant of such awards was determined.

Summary Compensation Table, page 77

47. You include a "$" before the quantified amounts in some places, but not all, of the table. Please revise to consistently use this reference throughout the table, perhaps by including it at the top of the table as indicated in Item 402(c) of Regulation S-K, so that it is clear by what unit measure you are disclosing these amounts.

Certain relationships and related party transactions, page 86

48. Please ensure that you file all material related party contracts as exhibits, including Ms. Kirby's secured promissory note.

Review and approval of related party transactions, page 87

49. You mention here that you will review and approve transactions with your directors, executive officers, and holders of five percent or more of your common stock. Please

revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate how you will determine whether a board member is "interested" in the transaction. Indicate whether these policies and procedures are in writing. And indicate whether any of the related party transactions you describe above this discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.

Principal stockholders, page 88

50. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by GRP II, L.P., Doublemousse B.V. and Oak Management Corporation. We note your indication in the accompanying footnotes that certain persons have shared voting and investment power over such securities, however, please disclose with whom such power is shared.

Financial Statements, page F-1

General

51. We note that the entire net proceeds of $91.9 million will be distributed to preferred stockholders. We believe in these situations that a pro forma balance sheet should be presented along side the historical balance sheet. Since the accumulated dividends will be paid from proceeds of the offering, we also believe it is appropriate to present pro forma earnings per share (for the latest year and subsequent interim period only) giving effect to the number of shares whose proceeds were used to pay the preferred dividends. Please see Staff Accounting Bulleting Topic 1 B 3 and revise accordingly.

52. In addition, please revise to present pro forma information giving effect to the redemption of the Series III preferred stock, including the source of funds to make the redemption and how the redemption amount was calculated.

Consolidated balance sheets, page F-3

53. Please revise the balance sheet to present the number of common shares outstanding. See Rule 5.02.30 of Regulation S-X.

Consolidated statements of income, page F-4

54. We note that you have revenue from sales of product and revenue from salon services. Please revise to separately show these revenues, and the related costs, on the face of the statements of income, or explain why such disclosure is not required. See Rule 5.03 of Regulation S-X.

Note 1. Business and basis of presentation, page F-9

55. The section of unaudited interim results refers to Article 10 of Regulation S-X. Please expand this reference to disclose that this is a regulation of the U. S. Securities and Exchange Commission.

Note 2. Summary of significant accounting policies, page F-10

56. Please expand your description of your significant accounting policy with respect to receivables and the transactions that give rise to the receivables. It appears that normal business activity would generate receivables from customers, not vendors, and that you would normally have payables to vendors.

57. We note from page 63 that you have 6 million loyalty program members; however, you have not discussed the loyalty program as a critical accounting policy, nor have you identified it as a significant accounting policy. Please tell us how you account for your loyalty program and the accounting literature you rely on. We may have additional comment.

Note 11. Share-based awards, page F-22

58. We may have additional comment with respect to the factors considered by the company in determining the fair value of common stock for purposes of calculating the fair value of stock option grants and related compensation expense. Please provide us with a detailed schedule showing the date of specific option grants and the number of options awarded. This schedule should be provided for the prior three fiscal years as well as the subsequent interim period.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher D. Lueking, Esq.
     Latham & Watkins LLP